Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257676
333-263514

PROSPECTUS SUPPLEMENT NO. 2
To Prospectus dated March 3, 2022

QUANTUM-SI INCORPORATED
Up to 78,841,853 Shares of Class A Common Stock
Up to 19,937,500 Shares of Class B Common Stock
Up to 135,000 Warrants

This prospectus supplement no. 2 supplements the prospectus dated March 3, 2022 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 3,968,319 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 135,000 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 3,833,319 shares of Class A common stock that are issuable upon the exercise of 3,833,319 warrants issued in connection with the initial public offering of HighCape (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

On June 10, 2021, HighCape consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of February 18, 2021 (the “Business Combination Agreement”), by and among HighCape, Tenet Merger Sub, Inc., a Delaware corporation, and Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Merger Sub merged with and into Legacy Quantum-Si, with Legacy Quantum-Si surviving the Business Combination as a wholly-owned subsidiary of HighCape (the “Merger”). In connection with the Business Combination, HighCape changed its name to “Quantum-Si Incorporated” and Legacy Quantum-Si changed its name to “Q-SI Operations Inc.”

The Prospectus and prospectus supplements also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 135,000 Private Placement Warrants, (ii) 135,000 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 2,583,750 shares of Class A common stock held by HighCape’s sponsor, HighCape Capital Acquisition LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 21,964,456 shares of Class A common stock issued in a private placement in connection with the closing of the Business Combination, (v) 696,250 shares of Class A common stock issued in a private placement to certain affiliates of Foresite Capital Management, LLC in connection with the closing of the Business Combination, (vi) 49,629,078 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Quantum-Si pursuant to the Business Combination Agreement, including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vii) 19,937,500 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8‑K (except for the information furnished under Item 2.02, which is not incorporated into the Prospectus), which was filed with the Securities and Exchange Commission on May 9, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on Nasdaq under the symbols “QSI” and “QSIAW,” respectively. On May 6, 2022, the closing price of our Class A common stock was $3.96 and the closing price of our Public Warrants was $0.79.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2022

QUANTUM-SI INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	001-39486	85-1388175
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut (Address of principal executive offices)		06437 (Zip Code)

Registrant’s telephone number, including area code: (203) 458-7100

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QSI	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	QSIAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On May 9, 2022, Quantum-Si Incorporated (the “Company”) issued a press release announcing its results for the first quarter ended March 31, 2022 and providing a business update. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information in this Current Report on Form 8-K (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 5, 2022, the Board of Directors (the “Board”) of the Company approved a title change for Michael P. McKenna, Ph.D., from President and Chief Operating Officer of the Company to Executive Vice President, Product Development and Operations of the Company, effective as of May 6, 2022. In addition, on May 9, 2022, the Company announced that Patrick Schneider was appointed by the Board as President and Chief Operating Officer of the Company, effective as of May 9, 2022.

Dr. Schneider, age 54, has served in a number of roles at MilliporeSigma, including its predecessor entities (the life science business of Merck KGaA, Darmstadt, Germany), most recently as Senior Vice President, Strategy, Business Development and Innovation, and Chair of the Life Science Innovation Board from 2016 until April 2022, where he led strategy development, business development, and licensing for a global team of biologists, chemists and engineers. Prior to that, between 2006 to 2015, Dr. Schneider served as Vice President of the Bioscience Business Unit, Vice President of Research Content and Reagents Business, General Manager of New Business Initiatives R&D and Business Development, and Vice President of Research Reagents Business Unit and Vice President of R&D and Manufacturing. From 2003 to 2006, Dr. Schneider served as Vice President of Research & Development, Business Development & Scientific Affairs at Serologicals, Inc. Dr. Schneider was also the Co-Founder and Gene Discovery Group Leader at Reprogen, Inc. Dr. Schneider received his Ph.D. in biology from University of California, Irvine, and his B.S. in microbiology from Northern Arizona University.

The selection of Dr. Schneider to perform the functions of President and Chief Operating Officer was not pursuant to any arrangement or understanding between Dr. Schneider and any other person. There are no family relationships between Dr. Schneider and any director or executive officer of the Company, and there are no transactions between Dr. Schneider and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

On April 26, 2022, the Company entered into an offer letter of employment with Dr. Schneider, effective as of May 9, 2022 (the “Offer Letter”). Pursuant to the terms of the Offer Letter, Dr. Schneider’s annual base salary is $475,000. Dr. Schneider is eligible to receive an annual discretionary bonus with a target of 75% of his base salary. Dr. Schneider will receive a one-time sign-on bonus in the amount of $400,000, which is recoverable in full by the Company in the event that Dr. Schneider voluntarily terminates his employment with the Company prior to the 12 month anniversary of his start date. The Offer Letter further provides that Dr. Schneider will receive an award of 1,000,000 stock options to purchase shares of Class A common stock of the Company (“Class A common stock”) on his start date, with 25% of the stock options to vest on the last day of the calendar quarter of the one-year anniversary of his start date, and 2.08% to vest monthly at the end of each month thereafter. In addition, the Offer Letter provides that Dr. Schneider will receive an award of 500,000 performance-based stock options to purchase shares of Class A common stock on his start date, which will vest in full if within two years of his start date the Class A common stock closing price is at least $10.00 (as adjusted) for 20 out of 30 consecutive trading days. In addition, the Offer Letter provides that Dr. Schneider will receive an award of 500,000 performance-based stock options to purchase shares of Class A common stock on his start date, which will vest in full if within four years of his start date the Class A common stock closing price is at least $20.00 (as adjusted) for 20 out of 30 consecutive trading days. Commencing on his start date, Dr. Schneider will become a participant in the Company’s Executive Severance Plan, as amended. The foregoing description of the Offer Letter is not complete and is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Further, in connection with Dr. Schneider’s appointment, Dr. Schneider and the Company entered into an indemnification agreement in the form the Company has entered into with its other executive officers, which form is filed as Exhibit 10.16 to the Company’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 15, 2021.

A copy of the press release announcing Dr. Schneider’s appointment is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
10.1	Offer Letter of Employment, dated April 26, 2022, by and between Quantum-Si Incorporated and Patrick Schneider
99.1	Press Release dated May 9, 2022
99.2	Press Release dated May 9, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM-SI INCORPORATED

By:	/s/ Claudia Drayton
Name:	Claudia Drayton
Title:	Chief Financial Officer

Date:  May 9, 2022

Exhibit 10.1

April 26, 2022

Patrick Schneider

Dear Patrick:

On behalf of Quantum-Si, I am pleased to offer you the position as President and Chief Operating Officer beginning no later than June 1, 2022.  You will report to the Quantum-Si CEO.  Your annualized compensation in this position will consist of an annual base salary of $475,000 paid in twice monthly pay periods, less required deductions.

Beginning with the 2022 calendar year, you will be considered for an annual discretionary bonus targeted at 75% of your annual base salary.  At the end of each calendar year, the Board of Directors will establish performance goals and targets for the following year, with the expectation that your bonus calculation will be based 80% on company goals and 20% on personal goals.  Such bonus shall be paid no later than March 31 of the following calendar year, and it will be a condition of your eligibility to receive any bonus that you remain employed with Quantum-Si through the scheduled date of payment of such bonuses.  With respect to your bonus for the 2022 calendar year, such bonus will be prorated based on your start date and based on established performance goals and targets for the remainder of 2022, with the possibility of a bonus that exceeds 100% of the prorated target bonus in the discretion of the Board of Directors if certain revenue targets are achieved.

You will receive a one-time taxable sign on bonus of $400,000.  One half of that amount will be paid to you in the first available payroll date after your start date.  The second half of the amount will be paid to you 6 months following your start date in the next available payroll date.  Such payments will be recoverable in full by the company in the event you voluntarily terminate your employment or are terminated for “cause” (as defined in the Quantum-Si Incorporated Executive Severance Plan) prior to 12 months from your start date.

In addition to the outlined cash compensation, you will receive 1,000,000 stock options (“Time-Based Options”) in Quantum-Si that (i) will be subject to the approval of Quantum-Si’s Compensation Committee, (ii) will be subject to the terms of the grant documents therefore, (iii) subject to continued service and the specific terms of your grant, will vest over a four year period with the following schedule: 25% on the last day of the calendar quarter of the one year anniversary of your start date, and 2.083% at the end of each month thereafter.

You will also receive 500,000 stock options (“$10 Performance Options”) in Quantum-Si that (i) will be subject to the approval of Quantum-Si’s Compensation Committee, (ii) will be subject to the terms of the grant documents therefore, (iii) subject to continued service and the specific terms of your grant, will vest in full if within two years of your start date Quantum-Si’s common stock closing price is at least $10.00 (as adjusted) for 20 out of 30 consecutive trading days.  In addition, you will receive 500,000 stock options (“$20 Performance Options”) in Quantum-Si that (i) will be subject to the approval of Quantum-Si’s Compensation Committee, (ii) will be subject to the terms of the grant documents therefore, (iii) subject to continued service and the specific terms of your grant, will vest in full if within four years of your start date Quantum-Si’s common stock closing price is at least $20.00 (as adjusted) for 20 out of 30 consecutive trading days.  Further, you will be eligible for, but not guaranteed to receive, an annual time-based equity award in March 2023.

You will be eligible for participation in the Quantum-Si Incorporated Executive Severance Plan, and you will become a participant in such Executive Severance Plan commencing on your start date.

You will be based out of Quantum-Si’s San Diego, California facility, with the expectation that you will travel regularly, as appropriate and as requested by the Board, to the Company’s offices in Connecticut.

Quantum-Si recognizes the need for employees to take time away from the office to creatively recharge.  We also believe in taking personal responsibility for managing our own time, workload and results.  For these reasons our Flexible Paid Time Off (FPTO) policy affords eligible employees the flexibility to be given an indeterminate amount of paid time off from work for vacation, personal or family obligations and other personal requirements, subject to the requirements of the policy, including advance notice and prior approval in Quantum-Si’s discretion.  In no event will any employee be compensated for unused vacation time.  You will also be eligible to participate in medical and other benefit plans in accordance with the rules and eligibility of those plans currently in effect.  Health insurance shall commence on your start date.  Further, while we expect you to remain with Quantum-Si for a long time, this letter is not an employment contract and you will be an at-will employee.

This letter is subject to successful completion of a background check and satisfactory completion of references.  By signing this letter, you authorize Quantum-Si to conduct such background check.

Quantum-Si considers the protection of its confidential information, proprietary materials and goodwill to be extremely important.  As a condition of this offer of employment, you are required to sign Quantum-Si’s Non-solicit, Confidentiality and Intellectual Property Agreement, and other policies contained in the Company’s Employee Handbook.

We appreciate your exceptional talent and are very excited about you joining our growing and dynamic team at Quantum-Si.  We firmly believe that Quantum-Si offers a unique combination of emotional, intellectual, and interpersonal stimulation that will be truly enjoyable.  As a member of our growing team, you will be in the rare position of helping to shape the culture and direction of our organization.  We have tremendous opportunities ahead of us, and I am confident you have the expertise required to help us achieve our objectives.  If you have any questions regarding this offer, the position, or the company’s benefits programs, please do not hesitate to reach out.

 Please note that this offer will expire on April 29, 2022, unless accepted by you in writing prior to such date.

Sincerely,

Quantum-Si Incorporated

		By:	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg
Executive Chairman of the Board and Founder
ACCEPTED AND AGREED:

By:	/s/ Patrick Schneider
Patrick Schneider

Exhibit 99.1

Quantum-Si Reports First Quarter 2022 Financial Results

GUILFORD, Conn. -- (BUSINESS WIRE) – May 09, 2022 -- Quantum-Si Incorporated (Nasdaq: QSI) (“Quantum-Si,” “QSI” or the “Company”), a life sciences company commercializing single molecule protein sequencing, today announced financial results for the first quarter ending March 31, 2022.

Recent Business Highlights
●	Announced the appointment of Patrick Schneider as President & Chief Operating Officer.
●	Made progress on scale-up activities, technology transfers and contract manufacturer collaborations to build operational scale in preparation for launch.
●	Successfully completed the technology transfer to our Garnet Valley, Pennsylvania facility for the scale up of semiconductor chip production.
●
Shared an application note demonstrating the use of Quantum-Si’s PlatinumTM sequencer to interrogate variants in Beta Amyloid, a protein of key pathological and clinical significance in the progression of Alzheimer’s disease.

●	Held $434.8 million in cash, cash equivalents and marketable securities as of March 31, 2022, providing sufficient runway to make key investments in the business.

“We’re off to a strong start in 2022, and I’m pleased to announce that Patrick Schneider will become our President & Chief Operating Officer. Patrick, the team and I are focused on launching in the second half of this year,” said Dr. Jonathan Rothberg, interim Chief Executive Officer. “I continue to be encouraged that the progress like we saw this quarter will enable us to be all systems go for launch.”

“I’m honored to help lead this impressive company into the future of Next Generation Protein Sequencing,” said Patrick Schneider, newly-appointed President & Chief Operating Officer. “I envision, in the coming years, Quantum-Si’s Next Generation Protein Sequencing technology finding its way to the center of the digital proteomics ecosystem with a wide range  of transformative applications and upstream protein sample prep approaches and downstream analytics. I’m eager to start building this ecosystem with our first launch this year.”

First Quarter 2022 Financial Results
Research and development expenses were $18.8 million in the first quarter of 2022, compared to $8.0 million in the first quarter of 2021. The increase was primarily due to higher personnel costs as a result of increased headcount as well as other internal and external product development activities.

Selling, general and administrative expenses were $8.4 million in the first quarter of 2022, compared to $3.8 million in the first quarter of 2021. The increase was primarily due to higher personnel costs associated with the scale up of our organization and costs related to being a public company.

Operating expenses were $27.1 million in the first quarter of 2022, compared to $11.8 million in the first quarter of 2021, representing an increase of 130%.

Net loss was $35.2 million in the first quarter of 2022, compared to a net loss of $11.8 million in the first quarter of 2021. Adjusted EBITDA was negative $27.4 million in the first quarter of 2022, compared to negative $11.1 million in the first quarter of 2021. Please see the reconciliation of non-GAAP adjusted EBITDA to net loss in the table provided in this press release.

As of March 31, 2022, cash, cash equivalents and marketable securities were $434.8 million. The Company recorded $11.5 million of unrealized losses in marketable securities for the three months ending March 31, 2022.

Webcast and Conference Call Information
Quantum-Si will host a conference call to discuss its first quarter 2022 financial results on Monday, May 9, 2022, at 4:30 PM Eastern Time. Individuals interested in listening to the conference call may do so through the live webcast on the Investors section of the Quantum-Si website under Events & Presentations. Alternatively, individuals can participate in the call by dialing (833) 927-1758 (U.S. domestic callers) or (929) 526-1599 (international callers) and using access code 600467. An archived webcast will be available for replay following the event.

About Quantum-Si Incorporated
Quantum-Si is focused on revolutionizing the growing field of proteomics. The Company's suite of technologies is powered by a first-of-its-kind semiconductor chip designed to enable single molecule next-generation protein sequencing and digitize proteomic research in order to advance drug discovery and diagnostics beyond what has been possible with DNA sequencing. Learn more at www.quantum-si.com.

Use of Non-GAAP Financial Measures
In addition to providing financial measurements that have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the Company provides additional financial metrics that are not prepared in accordance with U.S. GAAP (“non-GAAP”). The non-GAAP financial measure included in this press release is Adjusted EBITDA. The Company presents non-GAAP financial measures to assist readers of its condensed consolidated financial statements in understanding the core operating results that its management uses to evaluate the business and for financial planning purposes. The Company’s non-GAAP financial measure, Adjusted EBITDA, provides an additional tool for investors to use in comparing its financial performance over multiple periods.

Adjusted EBITDA is a key performance measure that the Company’s management uses to assess its operating performance. This non-GAAP measure facilitates internal comparisons of the Company’s operating performance on a more consistent basis. The Company uses this performance measure for business planning purposes and forecasting. The Company believes that Adjusted EBITDA enhances an investor’s understanding of the Company’s financial performance as it is useful in assessing its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business.

Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate this measure in the same manner. Adjusted EBITDA is not prepared in accordance with U.S. GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. When evaluating the Company’s performance, you should consider Adjusted EBITDA alongside other financial performance measures prepared in accordance with U.S. GAAP, including net loss.

The non-GAAP financial measure does not replace the presentation of the Company’s U.S. GAAP financial results and should only be used as a supplement to, not as a substitute for, the Company’s financial results presented in accordance with U.S. GAAP. In this press release, the Company has provided a reconciliation of Adjusted EBITDA to net loss, the most directly comparable U.S. GAAP financial measure. A reconciliation of Adjusted EBITDA to corresponding U.S. GAAP measures is not available on a forward-looking basis because the Company is unable to predict with reasonable certainty the non-cash component of employee compensation expense, changes in its working capital needs, the impact of earnings or charges resulting from matters the Company considers not to be reflective, on a recurring basis, of its ongoing operations, and other such items without unreasonable effort. These items are uncertain, depend on several factors, and could be material to the Company’s results computed in accordance with U.S. GAAP. Management strongly encourages investors to review the Company’s financial statements and publicly-filed reports in their entirety and not rely on any single financial measure.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The actual results of the Company may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's expectations with respect to future performance and development and commercialization of products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside the Company's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on the Company's business; the inability to maintain the listing of the Company's Class A common stock on The Nasdaq Stock Market; the ability to recognize the anticipated benefits of the recently completed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably and retain its key employees; our ongoing leadership transition; changes in applicable laws or regulations; the ability of the Company to raise financing in the future; the success, cost and timing of the Company's product development and commercialization activities; the potential attributes and benefits of the Company's products and services; the Company's ability to obtain and maintain regulatory approval for its products, and any related restrictions and limitations of any approved product; the Company's ability to identify, in-license or acquire additional technology; the Company's ability to maintain its existing lease, license, manufacture and supply agreements; the Company's ability to compete with other companies currently marketing or engaged in the development or commercialization of products and services that the Company is developing; the size and growth potential of the markets for the Company's future products and services, and its ability to serve those markets, either alone or in partnership with others; the pricing of the Company's products and services following anticipated commercial launch; the Company's estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; the Company's financial performance; and other risks and uncertainties described under "Risk Factors" in the Company’s Annual Report for the fiscal year ended December 31, 2021, and in the Company's other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

QUANTUM-SI INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)
(Unaudited)

	Three months ended March 31,
	2022	2021
Operating expenses:
Research and development	$18,771	$7,972
Selling, general and administrative	8,369	3,807
Total operating expenses	27,140	11,779
Loss from operations	(27,140)	(11,779)
Dividend income	855	-
Change in fair value of warrant liabilities	2,647	-
Other expense, net	(11,537)	-
Loss before provision for income taxes	(35,175)	(11,779)
Provision for income taxes	-	-
Net loss and comprehensive loss	$(35,175)	$(11,779)
Net loss per common share attributable to common stockholders, basic and diluted	$(0.25)	$(2.13)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	138,619,929	5,528,551

QUANTUM-SI INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)
(Unaudited)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$34,984	$35,785
Marketable securities	399,810	435,519
Prepaid expenses and other current assets	4,985	5,868
Total current assets	439,779	477,172
Property and equipment, net	11,151	8,908
Goodwill	9,483	9,483
Other assets	690	690
Operating lease right-of-use assets	15,035	6,973
Total assets	$476,138	$503,226
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$4,293	$3,393
Accrued expenses and other current liabilities	8,779	7,276
Short-term operating lease liabilities	973	859
Total current liabilities	14,045	11,528
Long-term liabilities:
Warrant liabilities	4,592	7,239
Other long-term liabilities	240	206
Operating lease liabilities	15,386	7,219
Total liabilities	34,263	26,192

Stockholders' equity
Class A Common stock, $0.0001 par value; 600,000,000 shares authorized as of March 31, 2022 and December 31, 2021; 118,972,397 and 118,025,410 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	12	12
Class B Common stock, $0.0001 par value; 27,000,000 shares authorized as of March 31, 2022 and December 31, 2021; 19,937,500 shares issued and outstanding as of March 31, 2022 and December 31, 2021	2	2
Additional paid-in capital	744,268	744,252
Accumulated deficit	(302,407)	(267,232)
Total stockholders' equity	441,875	477,034
Total liabilities and stockholders' equity	$476,138	$503,226

QUANTUM-SI INCORPORATED
RECONCILIATION OF U.S. GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands)
(Unaudited)

Adjusted EBITDA

	Three months ended March 31,
	2022	2021
Net loss	$(35,175)	$(11,779)
Dividend income	(855)	-
Change in fair value of warrant liabilities	(2,647)	-
Other expense, net	11,537	-
Stock-based compensation	(714)	457
Depreciation	452	213
Adjusted EBITDA	$(27,402)	$(11,109)

Investor Contacts
Juan Avendano
Mike Cavanaugh
ir@quantum-si.com

Media Contact
Jon Yu
QSI-PR@westwicke.com

Source: Quantum-Si Incorporated

Exhibit 99.2

Quantum-Si Appoints Patrick Schneider as President and Chief Operating Officer

GUILFORD, Conn.—(BUSINESS WIRE)--May 09, 2022-- Quantum-Si Incorporated (Nasdaq: QSI) (“Quantum-Si,” “QSI” or the “Company”), a life sciences company commercializing single molecule protein sequencing, today announced the appointment of Patrick Schneider, Ph.D., as President and Chief Operating Officer (COO). Schneider will succeed Michael McKenna, Ph.D., who will remain as Executive Vice President, Product Development and Operations.

“We have made substantial progress towards launching the world’s first true next generation protein sequencing system and I am thrilled to work with Patrick to raise the probability of our near-term and long-term success,” said Jonathan Rothberg, Ph.D., Interim Chief Executive Officer, Founder and Executive Chairman of Quantum-Si. “Patrick brings more than two decades of life science senior leadership experience and I am excited to be able to pass the day-to-day leadership of this gifted team to him as we execute our ambitious plans to transform the proteomics landscape.”

Schneider brings over 25 years of experience as an accomplished life science leader and entrepreneur. Schneider joins Quantum-Si from MilliporeSigma, where he most recently served as Senior Vice President of Strategy, Business Development and Innovation, and Chair of the Life Science Innovation Board. During his 16-year tenure with MilliporeSigma and its predecessor entities, Schneider held roles of increasing responsibility and led strategy development for the Research Solutions Business Unit, executed over 250 technology access, co-development and distribution agreements, developed in- and out-licensing strategies, and oversaw a global team of over 300 biologists, chemists and engineers. Earlier in his career, Schneider served as Vice President of R&D, Business Development and Scientific Affairs at Serologicals, Inc., where he developed and implemented the company’s M&A and partnership strategy. He also served as Chief Scientific Officer at Chemicon International, where he founded the Beckman Institute for Biomedical Research and co-founded Genome Biosciences, Inc., and Integrated Cell Technologies, Inc.

“I’m honored to help lead this impressive company into the future of next generation protein sequencing,” said Dr. Schneider. “I am excited about the Quantum-Si technology – to bring the power and scalability of semiconductor chip technology to this field and help answer questions in proteomics that might be too difficult or expensive to answer using historical approaches. Together with the rest of the leadership team, I’m eager to start building this ecosystem with our first launch this year.”

Schneider holds a B.S. in microbiology from Northern Arizona University and earned a Ph.D. in biology from the University of California, Irvine, where he conducted virology research for neurotropic RNA viruses.

About Quantum-Si Incorporated
Quantum-Si is focused on revolutionizing the growing field of proteomics. The Company's suite of technologies is powered by a first-of-its-kind semiconductor chip designed to enable single molecule next-generation protein sequencing and digitize proteomic research in order to advance drug discovery and diagnostics beyond what has been possible with DNA sequencing. Learn more at www.quantum-si.com.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The actual results of the Company may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's expectations with respect to future performance and development and commercialization of products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside the Company's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on the Company's business; the inability to maintain the listing of the Company's Class A common stock on The Nasdaq Stock Market; the ability to recognize the anticipated benefits of the recently completed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably and retain its key employees; our ongoing leadership transition; changes in applicable laws or regulations; the ability of the Company to raise financing in the future; the success, cost and timing of the Company's product development and commercialization activities; the potential attributes and benefits of the Company's products and services; the Company's ability to obtain and maintain regulatory approval for its products, and any related restrictions and limitations of any approved product; the Company's ability to identify, in-license or acquire additional technology; the Company's ability to maintain its existing lease, license, manufacture and supply agreements; the Company's ability to compete with other companies currently marketing or engaged in the development or commercialization of products and services that the Company is developing; the size and growth potential of the markets for the Company's future products and services, and its ability to serve those markets, either alone or in partnership with others; the pricing of the Company's products and services following anticipated commercial launch; the Company's estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; the Company's financial performance; and other risks and uncertainties described under "Risk Factors" in the Company’s Annual Report for the fiscal year ended December 31, 2021, and in the Company's other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Contacts
Juan Avendano
Mike Cavanaugh
ir@quantum-si.com

Media Contact
Karen Chase
QSI-PR@westwicke.com